Aetherium Acquisition Corp.

79B Pemberwick Rd.

Greenwich, CT 06831

December 22, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Pattan

RE:	Aetherium Acquisition Corp. (the “Company”)
Registration Statement on Form S-1, as amended
(File No. 333-258072) (the “Registration Statement”)

Dear Mr. Pattan:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on December 20, 2021, in which the Company requested acceleration of effectiveness of the Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. on December 22, 2021, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and it hereby formally withdraws its request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

AETHERIUM Acquisition Corp.

By:	/s/ Jonathan Chan
Name:	Jonathan Chan
Title:	Chief Executive Officer